LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

03 NOV -3 AM 7:21

[redacted]

03037103

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

October 23, 2003

* Filing No. : 82-3857

SUPPL

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- 2003 3Q Results Report — October 23, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

H. K. Lee

Hyungyu Lee
Manager
International Finance Group

dlw 11/4

3Q 2003 Results Report

(Billions of KRW)

	2003 3Q	2003 2Q	2002 3Q
Sales	4,916	4,673	4,402
Gross Profit	1,121	1,170	1,006
Operating Income	185	262	190
Ordinary Income	322	375	169
Net Income	224	267	116

Outlook for 2003:

- We anticipate an increase in handset sales to drive annual sales to 19,600~19,800 KRW*

** These second quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*